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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2003
Commission File Number 0-31943

ImagicTV Inc.
(Translation of registrant's name into English)

One Brunswick Square
14th Floor, P.O. Box 303
Saint John, New Brunswick, Canada E2L 3Y2

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

  This Form 6-K is being furnished pursuant to the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of ImagicTV Inc. and the related prospectus.

Information furnished on this form:

        Press Release dated February 7, 2003

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ImagicTV Inc. (Registrant)
Date: February 10, 2003	By:	Jeff White Chief Financial Officer

        news release

Alcatel to Acquire iMagicTV
All amounts in U.S. Dollars

SAINT JOHN, NEW BRUNSWICK, CANADA (February 7, 2003) — iMagicTV (Nasdaq: IMTV and TSX: IMT), today announced it has entered into an agreement with Alcatel, by which Alcatel will acquire iMagicTV, in a transaction valued at approximately US$30 million in aggregate. Alcatel currently owns approximately 16% of iMagicTV. The transaction provides for the acquisition of all outstanding shares of iMagicTV not currently owned by Alcatel in exchange for Alcatel Class A American Depository Shares ("Alcatel ADSs" NYSE:ALA). The transaction would provide iMagicTV shareholders with approximately US$1.20 per share in value, subject to certain adjustments based upon the movement of Alcatel's ADS price. The transaction is subject to a number of conditions, including the approval of iMagicTV shareholders. In separate agreements, iMagicTV shareholders representing approximately 50% of the outstanding shares have agreed to support the transaction. iMagicTV expects the transaction to close in the second quarter of calendar year 2003.

        ImagicTV, a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services over high-speed broadband networks, announced that it was reviewing strategic alternatives on October 23, 2002. "We are extremely pleased to announce today the transaction with Alcatel," said Peter Jollymore, iMagicTV Chairman of the Board. "The offer represents a premium to our current share price and it offers our shareholders an opportunity to participate in the future growth prospects of Alcatel. The iMagicTV Board of Directors fully supports this combination and will recommend it to shareholders for approval."

        "By joining forces with Alcatel, our customers benefit by being able to work with a single partner who can deliver a tightly integrated and comprehensive IP based video solution," said Gerry Pond, President and CEO of iMagicTV. "We have enjoyed a long-standing working relationship with Alcatel and this merger is a logical and beneficial move for both parties. I am very pleased that iMagicTV is joining forces with Alcatel and that it will be playing such a key strategic role in Alcatel's broadband entertainment portfolio."

        "As a strategic partner to our customers along the whole broadband deployment cycle, we are very committed to offer them best-in-class solutions to ensure that they can take a proactive role in the emerging business of online content delivery," said Alan Mottram, President of Alcatel's Fixed Solutions Activity. "The acquisition of iMagicTV is an exciting step as we grow our ability to work alongside our customers to grow their service revenues and profitability."

        Terms of the Agreement

        Under the terms of the agreement, each common share of iMagicTV would be exchanged for 0.1733 Alcatel ADSs, provided that; (a) if 0.1733, when multiplied by the simple average of the reported closing prices of Alcatel's ADSs during the ten consecutive trading days ending on the third day prior to closing of the transaction (the "Average ADS Price"), is less than U.S. $1.00, then the Exchange Ratio will be U.S. $1.00 divided by the Average ADS Price, except where clause (b) applies; (b) if the quotient of U.S. $1.00 and the Average ADS Price is greater than 0.2022, then the Exchange Ratio will be 0.2022; and (c) if 0.1733, multiplied by the Average ADS Price, is greater than U.S. $1.30, then the Exchange Ratio will be U.S. $1.30 divided by the Average ADS Price.

— more —

Alcatel to Acquire iMagicTV

February 7, 2003

        The transaction will be effected through a court-approved plan of arrangement in Canada and is subject to, among other things, regulatory and shareholder approval. The agreement contains non-solicitation and termination fee provisions.

        CIBC World Markets acted as exclusive financial advisor to iMagicTV in connection with the transaction and provided a fairness opinion to iMagicTV's board of directors.

About iMagicTV

        iMagicTV (Nasdaq: IMTV and TSX: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies. Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, U.K., and its Asia Pacific headquarters in Singapore. For more information, visit www.imagictv.com.

About Alcatel

        Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications network equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute forward-looking statements. The words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Statements regarding iMagicTV's projections or strategies also constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievement and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed herein, general economic conditions, conditions in the telecommunications industry, and matters discussed in iMagicTV's filings with the U.S. Securities and Exchange Commission (SEC). These and other factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. We do not undertake any obligation to update any forward-looking statement contained in this release.

Contacts:

IMagicTV, Inc.	Alcatel
Jeff White	Régine COQUERAN
Chief Financial Officer	+33 (0)1 40 76 49 24
iMagicTV	regine.coqueran@alcatel.com
800-660-0333 jwhite@imagictv.com

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SIGNATURES
Alcatel to Acquire iMagicTV All amounts in U.S. Dollars